Exhibit 99.8

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent (i) to the use of and reference to my name as a qualified person for disclosures of a scientific or technical nature in the Company’s Annual Information Form for the year ended December 31, 2015, dated March 17, 2016, and the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated March 17, 2016, in each case which form part of the 40-F, and (ii) to the incorporation by reference of such information into the Company’s Registration Statements on Form S-8 (333-143550 and 333-160783).

Sincerely,

/s/ Kendall Cole-Rae
Name: Kendall Cole-Rae
Title: Chief Advisor, Geology & Resource Estimation
Company: Rio Tinto plc

Date: March 17, 2016